UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                          SMITH'S FOOD & DRUG CENTERS, INC.
                                   (Name of Issuer)

                        Class B Common Stock, $0.01 par value
                            (Title of Class of Securities)

                                       83238810
                                    (CUSIP Number)

                                 Austin D. Kim, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 13, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

          Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




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          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















































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           1     Name of Reporting Person         TRANSAMERICA CORPORATION

                 IRS Identification No. of Above Person         94-0932740

           2     Check the Appropriate Box if a Member of a Group  (a) [x]
                                                                   (b)

           3     SEC USE ONLY


           4     Source of Funds                                        WC


           5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


           6     Citizenship or Place of Organization             Delaware


           NUMBER OF SHARES  7       Sole Voting Power            520,000
           BENEFICIALLY
           OWNED BY EACH
           REPORTING         8       Shared Voting Power        2,324,534*
           PERSON WITH               * See Note to Item 5

                             9       Sole Dispositive Power       520,000

                                     Shared Dispositive Power   2,324,534*
                             10      * See Note to Item 5

           11     Aggregate Amount Beneficially Owned by
                  Each Reporting Person                         2,324,534*
                  * See Note to Item 5

           12     Check Box if the Aggregate Amount in Row 11 Excludes
                  Certain Shares

           13     Percent of Class Represented by Amount in Row 11  21.76%

           14     Type of Reporting Person                              HC










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          Transamerica Corporation hereby amends, as set forth below, its
          Statement on Schedule 13D filed on August 7, 1996 and amended on October 24, 1996 (the "Statement") relating to the Class B Common Stock of Smith's Food & Drug Centers, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

          Item 5.   Interest in Securities of the Issuer

                    The response to Item 5 is amended and restated in its entirety as follows:

                    (a), (b), (c) and (d) As of December 13, 1996, Transamerica directly owned, and had sole voting and dispositive power with respect to, 520,000 shares of Class B Common Stock. According to the Issuer's Form 10-Q filed on November 13, 1996, the number of shares of Class B Common Stock outstanding as of October 26, 1996 was 10,684,087. Based on such information, the 520,000 shares of Class B Common Stock directly owned by Transamerica represent approximately 4.87% of the class. See Annex B with respect to transactions by Transamerica in Class B Common Stock, all of which were effected through broker-dealers. None of Transamerica's directors or executive officers beneficially owns any shares of Class B Common Stock.

                    In addition, certain subsidiaries of Transamerica that are eligible to file Schedule 13G pursuant to Rule 13d-1 may be deemed to beneficially own an additional 1,804,534 shares (including 1,757,201 shares owned for the benefit of investment advisory clients of one of Transamerica s subsidiaries) of Class B Common Stock. Such shares represent an additional 16.89% of the class.

                    Note: Management of the affairs of Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Class B Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgement of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Class B Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                    (e)  Not applicable.








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                                      Signature

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          December 13, 1996

                                        TRANSAMERICA CORPORATION



                                        By /s/ Richard N. Latzer
                                           ___________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer





































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                                                                    ANNEX B

                         Transactions in Class B Common Stock

          Transamerica has acquired 7,000 shares of Class B Common Stock in open market transactions since October 22, 1996 at the prices and in the amounts shown below.

                                               Average Price Per Share
                Date          No. of Shares    ($) (excluding commissions)

             November 22          7,000                 28.8712











































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